UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 26, 2017

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On October 26, 2017, ProQR Therapeutics N.V. (the “Company”) announced that Noreen R. Henig, M.D., Chief Medical Officer, will leave ProQR effective November 4, 2017 to pursue a new opportunity, and will serve as a special advisor to the Company going forward. Chief Development Strategy Officer David M. Rodman M.D. will assume leadership over clinical development. Additionally, the Company announced the promotion of Peter Adamson to Senior Vice President Ophthalmology Franchise and the promotion of Robert Friesen to Senior Vice President Science and Early Development.

On October 26, 2017, the Company issued a press release titled, “ProQR Announces Management Change and Key Promotions” related to the aforementioned executive team changes. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-207245).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: October 26, 2017	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	ProQR Announces Management Change and Key Promotions.